UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bradesco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Ave . 32nd Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Isabela Behar 212-888-9142
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ Isabela Behar _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Bradesco Securities, Inc. _____, as of _____ December 31, 2019 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO
Title



Notary Public

JULIO MALDONADO JR
Notary Public - State of New York
NO. 01MA6156501
Qualified in Nassau County
My Commission Expires Nov 27, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bradesco Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company) as of December 31, 2019 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York
February 26, 2020

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	7,833,558
Receivables from clearing organization		11,917,513
Securities owned, at fair value		16,785,402
Equipment and leasehold improvements at cost		
(net of accumulated depreciation and amortization of $1,511,005)		1,584,641
Right of use assets		851,462
Receivables from affiliates		4,839,241
Taxes receivable		216,202
Deferred tax assets		1,317,477
Other assets		498,388
Total assets	$	45,843,884

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	7,461,164
Lease liability		851,462
Total liabilities		8,312,626
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		15,531,258
Total stockholder's equity		37,531,258
Total liabilities and stockholder's equity	$	45,843,884

See accompanying notes to Statement of Financial Condition.

1

(1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco SA Corretora (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment/receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, during the reporting period, are affected by these estimates, the most significant of which are disclosed in the notes to the Statement of Financial Condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates.

(d) Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2019 the Company had a $11,917,513 receivable from clearing organization, of which $100,000 held in deposit as required by the clearing agreement.

(e) *Securities Transactions*

Investment securities owned, representing U.S. dollar denominated Euro Bonds (Euro Bonds) and U.S. Treasury Notes, are carried at fair value. See note 3 for more information.

Securities transactions are recorded on a trade date basis.

(f) *Right-of-use assets and lease liabilities*

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical accounting policies.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets of approximately $1,737,000 and operating lease liabilities of approximately $1,737,000 at January 1, 2019.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of Dec 31, 2019 are as follows:

2020	$877,217
Total undiscounted lease payments	$877,217

The imputed interest included in computation of the lease liability as of December 31, 2019 was $25,756.

The Company leases certain office space from its parent. The lease is for an initial five-year term expiring in 2020. It has been classified as an operating lease and is included in the data presented above.

(Continued)

(g) Deferred Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the statement of financial condition or the tax returns. Differences between the carrying amounts of existing assets and liabilities on the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

(h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(i) Fair Value of Financial Instruments

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

(3) Fair Value of Assets

As of December 31, 2019, the Company has investments in Euro Bonds of $11,699,415 stated at fair value. These investments are held by the affiliated custodian Banco Bradesco S.A. Grand Cayman Branch (Bradesco Grand Cayman).

The fair values of the Euro Bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

As of December 31, 2019, the Company has investments in U.S. Treasury Notes of $5,085,987 stated at fair value. These investments are held by National Financial Services LLC.

The fair values of the U.S. Treasury Notes are considered to be Level 1 on the fair value hierarchy, which is based on quoted prices in active markets.

The Company did not have any assets that are reported in Level 3 at December 31, 2019. Additionally, there were no transfers between Level 1 and Level 2 during the year ended December 31, 2019.

(4) Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora (Corretora). As of December 31, 2019, the receivable from affiliates balance was $4,839,241.

At December 31, 2019, cash and cash equivalents included in the accompanying Statement of Financial Condition consists of operating accounts with the Branch and amounted to $7,833,558.

(Continued)

(5) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2019, are summarized as follows:

Equipment	$	1,010,040
Furniture and Fixtures		630,585
Leasehold Improvements		1,455,021
Less accumulated depreciation and amortization		(1,511,005)
Total	$	1,584,641

(6) Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

(7) Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2019 are summarized as follows:

Deferred tax assets:		
Accrued bonuses	$	1,504,734
Leases - right of use		184,011
Total deferred tax assets		1,688,745
Deferred tax liability:		
Unrealized gain/loss		(39,444)
Depreciation		(147,813)
Leases - lease liability		(184,011)
Total deferred tax liability		(371,268)
Net deferred tax assets	$	1,317,477

(Continued)

(8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $9,213,811, which was $8,963,811 in excess of its required net capital of $250,000.

(10) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(11) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contractual amount of the transaction.

(12) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in this statement of financial condition through February 26, 2020, which is the issuance date of this statement of financial condition.

There were no subsequent events which would require adjustment to or disclosure within the statement of financial condition.